FILED VIA EDGAR

March 1, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arca U.S. Treasury Fund (the “Fund”)

File Nos. 333-236320 and 817-01412

Ladies and Gentlemen:

On behalf of the Fund, we hereby electronically file Post-Effective Amendment No. 4 under the Securities Act of 1933, as amended, and Amendment No. 12 under the Investment Company Act of 1940, as amended (the “Amendment”), to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), which contains the Prospectus and the Statement of Additional Information (the “SAI”) for the Fund.

The Amendment is being filed to include changes to the Fund’s principal investment strategy in the Prospectus and to update other disclosures throughout the Prospectus and the SAI.

If you have any questions concerning this filing, please contact me (631) 432-7022 or Kelley Howes, counsel to the Fund, at (303) 592-2237.

Very truly yours,

/s/ Alyssa Miller

Alyssa Miller

cc:        Philip Liu

Kelley Howes